

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via E-Mail
Mr. James E. Perry
Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed October 26, 2011**
> **Form 8-K furnished on October 26, 2011**
> **File No. 001-06903**

Dear Mr. Perry:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis
Liquidity and Capital Resources, page 29

1. Please revise future filings to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

2. Please revise your Liquidity section of MD&A in future filings to provide an estimate of your expected capital expenditures for the following fiscal year.

Notes to the Financial Statements

Note 4. Segment Information, page 51

3. We note your disclosure that gains and losses from the sale of property, plant, and equipment which related to manufacturing and dedicated to the specific manufacturing operations of a particular segment are recorded in the cost of revenues of that respective segment. Gains and losses from the sale of property, plant, and equipment which can be utilized by multiple segments are recorded in the cost of revenues of the All Other segment. Please note that we believe gains and losses on the sales of assets should be recorded as part of operating income but should not be recorded in revenue or as an offset to cost of revenue. Please revise accordingly or alternatively explain to us why you believe it is appropriate to record these gains and losses as part of cost of revenue.

Note 5. Railcar Leasing and Management Services Group, page 53

4. We note from your table in Note 5 that it appears that you include the sales of railcars from the lease fleet in revenues of the Railcar Leasing and Management Services Group. Please explain to us and disclose in future filings how long these cars are held as leases prior to their sale and explain to us why you believe it is appropriate to recognize the sale in revenue. We believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Such amounts should be presented as a separate line item below your gross margin. Also, please ensure that you clearly describe the revenue recognition policy related to leased railcars in your response and revised disclosure.

Note 6. Investment in TRIP Holdings, page 56

5. We note your disclosure that as of January 1, 2010 you consolidated your investment in TRIP as a VIE under the guidance in ASC 810 and in September 2010, you purchased an additional ownership interest for $28.6 million, resulting in a majority ownership of 57.1%.   Please explain to us and disclose in the notes to the financial statements how you accounted for this additional ownership interest in September 2010. See guidance in ASC 810-10-45-23.

Note 18. Commitments and Contingencies, page 77

6. We note your disclosure that it is management's opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material effect on the Company's overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could impact the operating results of the reporting period in which such resolution occurs. In light of the fact that it appears it may be reasonably possible that additional loss may occur, please revise future filings to include disclosure of the nature of the contingencies

and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you do not believe that any additional loss will be material to either your financial position or results of operations, please indicate such conclusion in your response and revised disclosure in future filings. See guidance in ASC 450-20-50. Your disclosure should also include any reasonably possible losses related to environmental and workplace laws and regulations claims.

Form 10-Q for the Quarter Ended September 30, 2011

Note 1. Summary of Significant Accounting Policies
Stockholders' Equity, page 6

7. We note your disclosure that for the quarter ended June 30, 2011, an amount of $15.5 million was reclassified between capital in excess of par value and accumulated other comprehensive loss to properly reflect the additional amount of accumulated unrealized loss on derivative financial instruments attributable to the Company after the purchase of additional interests in TRIP Holding. Please provide us more details of this transaction, including how the amount was calculated or determined. Also, in light of the fact that it appears the purchase of additional interests in TRIP Holdings occurred during 2010, please tell us why you have not presented this transaction as a correction of an error to the 2010 financial statements.

Note 18. Contingencies, page 24

8. We note your disclosure that due to the FRA directive, 100 recently manufactured tank cars were removed from service due to a railworthiness directive pertaining to a specific design of tank cars. Please tell us if there is a potential warranty issue associated with these rail cars and if so, please tell us how you have considered this directive in your warranty accrual. Also, please tell us and disclose in future filings, the estimated expense that you expect to incur to repair these railcars.

Report on Form 8-K dated October 25, 2011
Exhibit 99.1
Reconciliation of EBITDA

9. Based on the disclosure included in Exhibit 99.1 to your report on Form 8-K, we are unclear as to whether the non-GAAP measure EBITDA is used by the Company's management primarily as a measure of liquidity or operating performance. Please revise future filings to clearly indicate how this non-GAAP measure is used by the Company's management. Additionally, if the measure is used primarily as a liquidity measure as your current disclosures imply, please revise future filings to reconcile EBITDA to cash flow from operations, the most comparable GAAP measure, rather than net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief